Direct Owners/Executive Officers

Organization CRD Number: 47681   **Organization Name: AQUA SECURITIES L.P.**

Organization SEC Number: 8-51866   **Applicant Name: AQUA SECURITIES L.P.**

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BGC PARTNERS, L.P.	Domestic Entity	LIMITED PARTNER	04/2008	25% but less than 50%	Y	N	20-1036951
BRICKNER, ADAM SCOTT	Individual	CHIEF COMPLIANCE OFFICER	07/2020	Less than 5%	Y	N	1554529
FOLEY, KEVIN MICHAEL	Individual	PRESIDENT & CEO	02/2005	Less than 5%	Y	N	1758030
PAULSON, KENNETH MICHAEL	Individual	CHIEF FINANCIAL OFFICER	01/2020	Less than 5%	Y	N	2862259
AQUA SECURITIES HOLDINGS LLC	Domestic Entity	MAMAGING PARTNER	05/2007	Less than 5%	Y	N	26-0153407
CANTOR FITZGERALD SECURITIES	Domestic Entity	LIMITED PARTNER	05/2007	50% but less than 75%	Y	N	13-3680187
ANZALONE, THOMAS JOSEPH	Individual	CHIEF OPERATIONS OFFICER/PRINCIPAL OPERATIONS OFFICER	06/2007	Less than 5%	N	N	1161513
MERKEL, STEPHEN MARCUS	Individual	EXECUTIVE MANAGING DIRECTOR, GENERAL COUNSEL & SECRETARY	04/2006	Less than 5%	Y	N	2366318